[redacted]

10029389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blackwatch Brokerage Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Summer Street
(No. and Street)

Boston (City) **MA** (State) **02210** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

99 High Street (Address) **Boston** (City) **MA** (State) **02110** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Dennis E. McVeigh and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Blackwatch Brokerage Inc. for the year ended December 31, 2009 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Dennis E. McVeigh
CFO

Angelo Bulone
Managing Director, Controller

Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2013

KPMG

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition
December 31, 2009

(With Report of Independent Registered Accounting Firm Thereon)

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Blackwatch Brokerage Inc.:

We have audited the accompanying statement of financial condition of Blackwatch Brokerage Inc. (the "Company") (a wholly-owned subsidiary of The Macgregor Group, Inc.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blackwatch Brokerage Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	2,482,558
Receivables from broker-dealers		2,329,054
Securities owned, at fair value		5,946
Due from affiliates		353,661
Deferred taxes, net		84,213
Other assets		2,156
Total assets	$	5,257,588

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	63,140
Due to Parent and affiliate		798,993
Income taxes payable		219,427
Total liabilities		1,081,560
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		1,364,931
Retained earnings		2,811,087
Total stockholder's equity		4,176,028
Total liabilities and stockholder's equity	$	5,257,588

See accompanying notes to Statement of Financial Condition

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2009

(1) Organization and Basis of Presentation

Blackwatch Brokerage Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of The Macgregor Group, Inc. (the "Parent"), a provider of trade order management technology for the financial community, which in turn, is ultimately owned by Investment Technology Group, Inc. ("ITG").

The statement of financial condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is engaged in a single line of business as a securities broker and generates transaction fee revenue through revenue sharing agreements with alternative trading systems, electronic communications networks and other broker-dealers (collectively, the "clients").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for clients, and accordingly the Company is exempt from SEC Rule 15c3-3 ("Rule") pursuant to provision (k)(2)(ii) of such Rule.

The Company has evaluated subsequent events through February 26, 2010, the date the financial statements were issued. There are no material items requiring disclosure.

(2) Summary of Significant Accounting Policies

On June 30, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting standard establishing the newly created FASB Accounting Standards Codification ("ASC" or "FASB Codification") as the source of authoritative accounting principles under U.S. GAAP. The FASB Codification is a major restructuring of accounting and reporting standards designed to simplify user access to all authoritative U.S. GAAP by providing the authoritative literature in a topically organized structure. The FASB Codification became effective for interim and annual periods ending after September 15, 2009. References to pre-codification standards may continue to be used when there is no codification reference.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents at December 31, 2009 is an investment in a U.S. Government money market fund of $2,472,000.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivables from broker-dealers are carried at fair value or contracted amounts which approximate fair value due to repricing characteristics. Liabilities are carried at amounts approximating fair value.

Revenue Recognition

Receivables from broker-dealers consist of transaction fee receivables, net of an allowance for doubtful accounts which is determined based upon management's estimate of the collectibility of such receivables.

Securities owned, at fair value at December 31, 2009 consists of common stock. The securities are valued using market quotes.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of ITG. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to ITG are made pursuant to a tax sharing agreement between the Company and ITG.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any, is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under ASC 740, *Income Taxes*, which became effective on January 1, 2007, have been met. Specifically, ASC 740 requires that the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. ITG allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or the period under audit for the jurisdiction is settled.

Recent Accounting Pronouncements

In May 2009 the FASB issued guidance regarding the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. It became effective with interim and annual financial periods ending after June 15, 2009. There are no material items requiring disclosure.

In April 2009 the FASB issued guidance amending the requirements for disclosures about fair value of financial instruments for interim and annual reporting periods. The amendment provides additional guidance on determining when the volume and level of activity for an asset or liability has significantly decreased, as well as guidance on identifying circumstances when a transaction may not be considered orderly. The guidance is effective with interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on the company's financial statements.

(3) Fair Value Measurements

The Company adopted the accounting prescribed by ASC 820, *Fair Value Measurements and Disclosures*, for financial assets and liabilities on January 1, 2008. The partial adoption of ASC 820, as it relates to financial assets and liabilities, did not have any impact on the statement of financial condition other than additional disclosures. During 2009, the Company adopted ASC 820 with regards to non-financial assets and liabilities, which also did not have any impact on the results of operations or financial position.

ASC 820 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in cash and cash equivalents and securities owned, at fair value on the Statement of Financial Condition.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/ or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2009 consist of securities owned, at fair value of $5,946, and an investment in a U.S. Government money market fund of $2,472,000 which is included in cash and cash equivalents. The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

(4) Related Party Transactions

The Company reimburses the Parent for providing administrative and support services to the Company. These services include, but are not limited to, office space, telephone services, computer services, internal accounting, payroll, utilities and other miscellaneous services.

The Company entered into a revenue sharing agreement with ITG Inc., in which the Company earns transaction fees based on the volume of shares traded via links between the Parent's technology product and clients of ITG Inc.

(5) Income Taxes

As of December 31, 2009, the Company had a net receivable of $42,737 due from ITG related to overpayment of income taxes, which is included in due from affiliates in the Statement of Financial Condition.

At December 31, 2009, a net deferred tax asset consisting of deferred tax assets of $85,094 and deferred tax liabilities of $881 were recorded on the Statement of Financial Condition. This consisted of federal and state and local deferred tax assets of $80,778 and $4,316, respectively, and federal and state and local deferred tax liabilities of $666 and $215, respectively.

Tax Uncertainties

Under ACS 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

As of December 31, 2009, the Company does not expect that unrecognized tax benefits for tax positions taken with respect to 2009 will significantly change within the next twelve months.

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2005. The Internal Revenue Service ("IRS") is currently examining ITG's U.S. federal income tax returns for 2006 and 2007. Certain state and local returns are also currently under various stages of audit. We do not anticipate a significant change to the total unrecognized tax benefit within the next twelve months.

At December 31, 2009, the Company had interest expense of $26,943, gross of related tax effects of $11,203, accrued in the statement of financial condition related to unrecognized tax benefits.

(6) Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in brokerage activities in which the counterparties are other brokers and dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from brokers and dealers, and securities owned, at fair value. Cash and cash equivalents and securities owned, at fair value are deposited with a major U.S. banking institution.

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness.

At December 31, 2009, the Company had net capital of $3,375,078 which was $3,302,974 in excess of required net capital of $72,104. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

KPMG

BLACKWATCH BROKERAGE, INC.
(A wholly owned subsidiary of Investment Technology Group, Inc.)

SIPC Supplemental Report
December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Blackwatch Brokerage Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Blackwatch Brokerage Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051968 FINRA DEC
BLACKWATCH BROKERAGE INC 9*9
321 SUMMER ST
BOSTON, MA 02210-1725

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TED WEATHERSBEE 617-239-8625

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 28,958
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 10/30/09 Date Paid	(10,728)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	18,230
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F. Total assessment balance and interest due (or overpayment carried forward)	$ 18,230

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,230

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLACKWATCH BROKERAGE INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

MANAGING DIRECTOR AND CONTROLLER
(Title)

Dated the 26 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DECEMBER, 20 09
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,583,308
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 11,583,308
2e. General Assessment @ .0025	$ 28,958

(to page 1 but not less than $150 minimum)